Schedule B
Shares Sold	Price per Share Sold

3,100	52.29
12,700	52.28
2,200	52.26
23,500	52.25
3,400	52.22
6,000	52.21
24,000	52.2
1,600	52.19
2,000	52.18
1,400	52.16
11,400	52.15
300	52.14
3,400	52.13
5,000	52.12